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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       INTERNATIONAL TOTAL SERVICES, INC.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    460499106
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                                 (CUSIP Number)

                                Robert P. Pinkas
                      Brantley Venture Management IV, L.P.
                          Brantley Capital Corporation
                         20600 Chagrin Blvd., Suite 1150
                              Cleveland, Ohio 44122
                                 (216) 283-4800

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares, ("Common Stock"), of International Total Services, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at Crown Centre, 5005 Rockside Road, Independence, Ohio 44131.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Brantley Partners IV, L.P. (the "Partnership") and Brantley Capital Corporation ("Capital"). The principal business offices of the Partnership and Capital are located at 20600 Chagrin Blvd., Suite 1150 Cleveland, Ohio 44122.

         Capital is a closed-end, non-diversified investment company incorporated on August 1, 1996 under the General Corporation Law of the State of Maryland, that has elected to be treated as a "business development company" under the Investment Company Act of 1940, as amended. Capital invests primarily in the equity securities (for example, common stock, preferred stock, convertible preferred stock, or options, warrants or rights to acquire stock) and equity-linked debt securities (for example, convertible debt or indebtedness accompanied by warrants, options or rights to acquire stock) of private companies. Capital also invests a portion of its assets in small-cap public companies. The Partnership is primarily engaged in a similar investment activities.

         During the last five years, neither the Partnership nor Capital, nor to the best of their respective knowledge, any director, executive officer or any principal equity holder of the Partnership or Capital, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All shares reported as beneficially owned herein were acquired with working capital of the respective beneficial owner. The Partnership purchased the shares it has reported as beneficially owned for an aggregate purchase price of $205,228.19. Capital purchased the shares it has reported as beneficially owned for an aggregate purchase price of $68,409.40.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership and Capital entered into a letter of intent with the Issuer on February 7, 2001 (the "Letter of Intent"). The Letter of Intent is filed as an exhibit hereto and all references in this Amendment No. 1 to
Schedule 13D to the terms of the Letter of Intent are qualified in their entirety by reference to that exhibit. Subject to the conditions set forth therein, the Letter of Intent provides for the Partnership and Capital to purchase from the Issuer an aggregate of $10 million of newly issued Common Stock and preferred stock (or subordinated debt). As a result of such transaction, the Partnership and Capital would exercise voting control of a majority of the capital stock of the Issuer and their nominees would represent a majority of the members of the Board of Directors of the Issuer. Upon consummating the transactions contemplated in the Letter of Intent, the Partnership and Capital intend to review existing operations of the Issuer and to make such changes (including changes to existing management of the Issuer) as the Board of Directors of the Issuer determines to be in the best interest of the Issuer and its shareholders. In addition to changes to existing operations, the Board of Directors and/or management of the Issuer, upon consummating the transactions contemplated in the Letter of Intent, the Partnership and Capital may seek to influence the Issuer to pursue acquisitions, dispositions, mergers or other strategic transactions that the Partnership and Capital believe to be in the best interests of the Issuer and its shareholders.

         Each of the Partnership and Capital intends to review on a continuing basis its investment in the Common Stock and/or other securities of the Issuer and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, acquiring additional shares of Common Stock or disposing of the shares, in whole or in part, at any time, subject to compliance with applicable securities laws. Any such decision would be based on an assessment of a number of different factors, including, but not limited to, the business, prospects and affairs of the Issuer, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Partnership and Capital, respectively. Except as otherwise set forth in this Item 4 and the Letter of Intent, neither the Partnership, nor Capital has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or


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liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Partnership owns and exercises sole voting and dispositive authority with respect to 312,750 shares of Common Stock, 271,500 of which were acquired at $0.641187 per share on November 5, 1999 and 41,250 of which were acquired at $0.755 per share on November 12, 1999.

         Capital owns and exercises sole voting and dispositive authority with respect to 104,250 shares of Common Stock, 90,500 of which were at $0.641187 per share acquired on November 5, 1999 and 13,750 of which were acquired at $0.755 per share on November 12, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the Letter of Intent (which is filed as an exhibit hereto), neither the Partnership, nor Capital has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter of Intent among the Partnership, Capital and the Issuer entered into February 7, 2001.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001            BRANTLEY VENTURE MANAGEMENT IV, L.P.,
                                    as general partner of Brantley
                                    Partners IV, L.P.


                                    By: /s/      Robert P. Pinkas
                                       ----------------------------------------
                                    Name:        Robert P. Pinkas
                                         Title:  General Partner



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001            BRANTLEY CAPITAL CORPORATION


                                    By: /s/      Robert P. Pinkas
                                       -----------------------------------
                                    Name:        Robert P. Pinkas
                                         Title:  Chairman and Chief
                                                   Executive Officer



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                                                                       Exhibit 1


[BRANTLEY PARTNERS LETTERHEAD]                                   MICHAEL J. FINN
                                                                 GENERAL PARTNER




February 6, 2001


VIA FEDERAL EXPRESS
-------------------

Mr. William W. Vogelgesang
Managing Director & Principal
Brown, Gibbons, Lang & Company LLC
1111 Superior Avenue
Suite 900
Cleveland, OH  44114

Dear Mr. Vogelgesang:

Brantley Partners IV, L.P. and Brantley Capital Corporation (collectively "Brantley" or "we") are pleased to provide this indication of interest regarding International Total Services, Inc. ("ITS" or the "Company"). Based upon our review of available information, Brantley and/or its affiliates are prepared to invest $10 million (the "Financing") into the Company.

This letter, when executed by the Company and returned to us, will express our mutual intent with respect to the Financing upon the terms and subject to the conditions set forth herein.

1.    AMOUNT OF FINANCING. $10,000,000.
      -------------------

2.    SECURITIES.
      ----------

      (a) COMMON STOCK. $7,000,000 will be invested in the Company's Common Stock at a price per share of $0.60.

      (b) PREFERRED STOCK OR SUBORDINATED DEBT. $3,000,000 will be invested in Cumulative Redeemable Preferred Stock or Subordinated Debt, with dividends or interest payable quarterly in arrears at a rate per annum of 12% per annum (the "Preferred Stock"). To the extent cash is not legally available to pay dividends unpaid dividends shall be cumulative. The Preferred Stock will have a liquidation preference equal to its initial purchase price plus all accrued and unpaid dividends. The Preferred Stock will be nonparticipating and nonvoting, except in default, but will have other rights and characteristics customary for transactions of this type.

      (c) WARRANT. Brantley will receive a Warrant for the purchase of 1,000,000 shares of ITS Common Stock at a strike price of $0.60 per share. The Warrant will be exercisable for ten years following closing and will also have other rights and characteristics customary for transactions of this type.


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Mr. William W. Vogelgesang
February 6, 2001
Page 2



3. REGISTRATION. Within 60 days of the closing of the Financing, the Company shall file a shelf registration with the United States Securities and Exchange Commission with respect to the ITS Common Stock acquired in the Financing and those shares of ITS common Stock issuable upon exercise of the Warrant. The Company shall use its reasonable efforts to cause such registration statement to become and remain effective until the earliest of (i) three years from the closing of the Financing, (ii) such date as the shares of ITS Common Stock may be sold pursuant to Rule 144 or otherwise without volume restrictions, and (iii) the shares of ITS Common Stock are transferred pursuant to the registration statement or otherwise. Thereafter, Brantley shall have demand and piggyback registration rights with respect to the ITS Common Stock and ITS Common Stock issuable upon exercise of the Warrant upon terms customary for transactions of this type. It is acknowledged that during the period when the registration statement is effective, the Company has the right to advise the holders of such shares of ITS Common Stock that sales may not be made pursuant to the registration statement (whether due to material undisclosed information or otherwise) and the holders of such shares of ITS Common Stock will not effect sales during such periods of time, consistent with prudent business judgment.

4. BOARD OF DIRECTORS INSURANCE. Following the closing of the Financing, the existing Board of Directors will first elect those people nominated by Brantley to become members of the Board of Directors. The Brantley nominees will constitute a majority of the Board of Directors. Brantley agrees to cause the Company to maintain for current members of the Board of Directors and current officers of the Company the directors and officers insurance coverage existing as of December 31, 2000 for not less than 3 years following resignation or termination. No current director shall be liable in damages for any action that the director took or failed to take as a director prior to the Brantley investment, unless it is proved by clear and convincing evidence in a court of competent jurisdiction that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company. Upon the closing of the Financing and for a period of no less than 3 years, Brantley will use its best efforts to cause the Company to indemnify, defend and hold harmless any of the directors and officers of the Company against any claim or cause of action and any losses incurred therewith (collectively, the "Claims") brought by a shareholder of the Company (whether in the name of the Company or in his capacity as a shareholder) against any such director or officer arising from or relating to the Company, provided that the Company will be solely responsible for the defense of any such Claim.

5. FINANCING CONDITION. Brantley's offer is not conditioned upon obtaining financing for the transaction. Brantley may choose to fund the total amount necessary to complete the Financing internally or with our partners through additional equity financing or senior and subordinated debt.


6. CONDITIONS. Brantley's obligation to consummate the Financing will be subject to, among other things: (a) the negotiation and execution of a Share Purchase Agreement mutually acceptable in form and substance to the Company and Brantley, containing such representations and warranties, terms, covenants, conditions and indemnification and other terms as are customary for a transaction of this type; (b) receipt of any necessary consents or approvals from third parties and the making of any necessary governmental filings; (c) satisfactory completion of due diligence


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Mr. William W. Vogelgesang
February 6, 2001
Page 3



      investigations concerning the Company by Brantley and its advisors, which condition must be satisfied or eliminated no later than March 1, 2001. Brantley will use all reasonable efforts to complete its due diligence investigations no later than March 1, 2001 (the "Due Diligence Period");
      (d) ITS and Brantley receiving approval for the Financing from their respective Board of Directors and/or shareholders (including any necessary amendments to the Company's charter); and (e) Brantley being satisfied with the Company's senior credit facility.

7. DUE DILIGENCE. During the Due Diligence Period, the Company will permit Brantley and its designated advisors and representatives, access to the Company's properties and personnel and all books, papers and records relating to the ownership, operation, assets, obligations and liabilities of the Company, which access will be permitted at times and in such places as are reasonably acceptable to the Company. In addition, the Company will facilitate Brantley's access to the senior lenders, customers and accountants of the Company provided any such access shall only be when accompanied by representatives of the Company.

8. RELEASES AND STATEMENTS. Any press or news release by the Company or Brantley pertaining to the Financing shall be reviewed and approved by the Company and Brantley prior to its release, subject to any requirements of law. The disclosure of our proposal to any party without the prior written consent of Brantley and the Company may result in its withdrawal or termination.

9. TERMINATION. This indication of interest may be terminated, and the transactions contemplated hereby may be abandoned or terminated:

      (a)   at any time by the mutual agreement of Brantley and the Company;

      (b) by Brantley or the Company if, by the end of the Due Diligence Period, the Share Purchase Agreement shall not have been executed by Brantley and the Company;

      (c) by Brantley for any reason during the Due Diligence Period, after having provided the Company with prompt notification; or

      (d) by Brantley or the Company, upon the breach by the other party of its obligations hereunder or under other agreements between the parties.


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Mr. William W. Vogelgesang
February 6, 2001
Page 4



10.   EXCLUSIVITY; COSTS AND FEES.

      (a) During the period from the date the Share Purchase Agreement is duly executed and delivered by all parties thereto until the first to occur of either termination of the Share Purchase Agreement or the closing of the Financing, the Company will not, directly or indirectly, through an officer, director, stockholder or agent of the Company or otherwise, (i) solicit, initiate or encourage the submission of inquiries, proposals or offers from any corporation, partnership, person or other entity or group relating to any acquisition or purchase of assets (other than in the ordinary course of the Company's business), or any equity interest in, the Company or any merger, consolidation or business combination involving the Company (each an "Acquisition Proposal"), (ii) participate in any discussions or negotiations regarding the foregoing or furnish to any person or entity information concerning the Company or any of the foregoing or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, the foregoing restrictions shall not apply (A) if the Board of Directors of the Company determines that the directors' fiduciary obligations requires them to engage in any of the activities described in clauses (i), (ii) or (iii) with respect to an unsolicited Acquisition Proposal and the Company shall provide immediate written notice of such determination to Brantley, or (B) if Brantley has given its prior written consent to the solicitation of an Acquisition Proposal by the Company.


      (b) Promptly upon execution and delivery by all parties of the Share Purchase Agreement, the Company and its agents will terminate any pre-existing discussion involving any Acquisition Proposal.

      (c) During the Due Diligence Period, the Company, Brantley, and all of their respective agents will not disclose to any person (other than to the Company's representatives who are actively and directly participating in the evaluation of the Financing and certain key employees of the Company), without the prior written consent of the other parties, the fact that the Company has received our proposal and are engaged in discussions with Brantley concerning the Financing, subject to any requirements of law, except for information made publicly available in compliance herewith.

      (d) Upon the closing of the Financing, the Company shall pay all of Brantley's costs and expenses incurred in connection therewith. Prior to the execution of the Share Purchase Agreement (as defined in paragraph 6 herein) by Brantley and the Company, if the Company fails to complete the Financing, other than for the reason that (A) Brantley elects not to go forward with the Financing substantially on the terms set forth herein (unless the Company has effected or agreed to effect the sale or transfer of a significant portion of its assets or capital stock other than in accordance herewith), or
            (B) Brantley is in breach of any of the material terms set forth herein, the Company shall pay all of Brantley's costs and expenses incurred in connection with the Financing (whether incurred prior to or after the date hereof) up to $200,000. Notwithstanding anything


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Mr. William W. Vogelgesang
February 6, 2001
Page 5



            contained herein to the contrary, upon the execution of the Share Purchase Agreement by Brantley and the Company, if the Company fails to complete the Financing and Brantley (i) is prepared to close the Financing in accordance with the Share Purchase Agreement and (ii) has not breached the terms of the Share Purchase Agreement, the Company shall pay all of Brantley's costs and expenses incurred in connection with the Financing (whether incurred prior to or after the date hereof) up to $200,000 plus a $500,000 break-up fee, provided, however, that Brantley's prior written consent of an Acquisition Proposal pursuant to paragraph 10(a) herein shall not limit the Company's obligation hereto to reimburse Brantley for such costs and expenses and break-up fee. Both Brantley and the Company agree to use their best efforts (i) to negotiate and execute the Share Purchase Agreement no later than March 1, 2001, and (ii) not to breach any of their obligations hereunder or under that certain confidentiality agreement dated August 25, 2000 between Brantley and the Company, as updated by that certain letter agreement dated as of January 10, 2001 between Brantley and the Company.

11. EXPIRATION OF OFFER. This indication of interest shall terminate on February 7, 2001 at 5:00 p.m., Eastern Time, unless prior to that time Brantley shall have received a counterpart executed by the Company.

12. CLOSING DATE. All parties will use their best efforts to close the Financing prior to April 2, 2001.

13. STATEMENT OF INTENTION ONLY. It is understood that this letter merely constitutes a statement of our mutual intentions, does not contain all matters upon which agreement must be reached for the Financing to be consummated and, therefore, does not constitute a binding commitment with respect to the Financing. A binding commitment with respect to the Financing will result only from the execution of the Share Purchase Agreement, subject to the conditions expressed therein. Notwithstanding the two preceding sentences of this paragraph, upon acceptance hereof as described below, the provisions of paragraphs 7 through 12 and this paragraph 13 shall be legally binding upon and enforceable against the parties hereto.

14.   COUNTERPARTS. This letter may be executed in one or more counterparts.


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Mr. William W. Vogelgesang
February 6, 2001
Page 6



We trust that you will conclude that the terms outlined in this letter of intent are attractive and fair to the Company and that we can move expeditiously to consummate the Financing. Should you have any questions regarding this indication of interest, please do not hesitate to contact the undersigned at
(216) 283-4800.

Sincerely,

BRANTLEY PARTNERS IV, L.P.


By: /s/ Michael J. Finn
   --------------------------------
   General Partner


BRANTLEY CAPITAL CORPORATION


By: /s/ Michael J. Finn
   --------------------------------
   President and Chief Operating Officer

Agreed to and accepted this
7th day of February, 2001



INTERNATIONAL TOTAL SERVICES, INC.


By: /s/ Mark D. Thompson
   --------------------------------
   President and CEO



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